Exhibit (d)(2)

CONVERTIBLE NOTE HEDGE
(Seven Year)

June 6, 2003

Cephalon, Inc.
145 Brandywine Parkway
West Chester, PA 19380
Attention: Kevin Buchi, Senior Vice President &
                                        Chief Financial Officer

Credit Suisse First Boston International
One Cabot Square
London E14 4QJ
England

Dear Sirs:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Party A and Party B through the Agent on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Agreement specified below.

1.
The definitions and provisions contained in the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions") and in the 2000 ISDA Definitions (the "Swap Definitions" and, together with the Equity Definitions, the "Definitions") (in each case as published by the International Swaps and Derivatives Association, Inc.) are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and the Swap Definitions, the Equity Definitions will govern, and between the Definitions and this Confirmation, this Confirmation will prevail. References herein to a "Transaction" shall be deemed to be references to a "Share Option Transaction" for purposes of the Equity Definitions and an "Swap Transaction" for the purposes of the Swap Definitions.

This Confirmation (together with all other Confirmations of Share Transactions between Party A and Party B with respect to Shares of the Issuer contemporaneously or previously entered into between them, notwithstanding anything to the contrary therein) shall supplement, form a part of, and be subject to an ISDA 1992 Master Agreement (Multicurrency—Cross Border) (the "Agreement"), as if, on the Trade Date of the first such Transaction between Party A and Party B, they had executed the Agreement (without any Schedule thereto) and specified that (1) the Automatic Early Termination provisions contained in Section 6(a) of such Agreement would apply, (2) Second Method and Loss would apply, (3) such Agreement would cover only Share Transactions with respect to Shares of the Issuer referred to herein and (4) for purposes of Section 2(c) of such Agreement, references to payments of amounts denominated in the same currency shall be deemed to include references to deliveries of Shares issued by the Issuer, and Section 2(c)(ii) of such Agreement would not apply.

The Agreement and each Confirmation thereunder will be governed by and construed in accordance with New York law without reference to choice of law doctrine and each party hereby submits to the jurisdiction of the Courts of the State of New York.

In this Confirmation, "Party A" means Credit Suisse First Boston International, "Party B" means Cephalon, Inc. and "Agent" means Credit Suisse First Boston, acting through its New York branch and solely in its capacity as agent for Party A and Party B.

2.
The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:
Transaction Type:
Convertible Note Hedge. Upon the occurrence of a Conversion Event (as defined below), (i) Party A shall deliver to Party B the number of Shares (as defined below) that Party B is obligated to deliver to the holders of the Reference Notes (as defined below) with respect to such Conversion Event and (ii) Party B shall pay to Party A the Redemption Equivalent Amount (as defined below) with respect to such Conversion Event. Alternatively, Party B may elect Net Cash Settlement or Net Share Settlement (each as defined below).
Trade Date:	June 6, 2003
Settlement Date:	For each Conversion Event as to which Physical Settlement applies, subject to the provisions of Section 6 below, the related Conversion Event Settlement Date.
For each other Conversion Event, subject to the provisions of Section 6 below, the thirtieth (30th) Exchange Business Day following the related Conversion Event.
Seller:	Party A
Buyer:	Party B
Calculation Agent:
Party A, whose determinations and calculations shall be binding in the absence of manifest error. The Calculation Agent will have no responsibility for good faith errors or omissions in making any determination or calculation as provided herein.
Reference Notes:
The Zero Coupon Convertible Subordinated Notes due June 15, 2033 (the "Maturity Date"), first putable on June 15, 2010 and issued by Cephalon, Inc. (the "Issuer") on June 11, 2003 pursuant to the Note Indenture (as defined below) with an original principal amount of $375,000,000.
Conversion Event:
Each conversion of any Reference Note into Shares pursuant to the terms of the Note Indenture (the principal amount of Reference Notes so converted, the "Conversion Amount" with respect to such Conversion Event).

If the Conversion Amount for any Conversion Event is less than the principal amount of Reference Notes then outstanding, then the terms of this Transaction shall continue to apply, subject to the terms and conditions set forth herein.
Conversion Event Settlement Date:	In respect of each Conversion Event, the fifth Business Day following the related Conversion Date (as defined in the Note Indenture) in respect of such Conversion Event.
Note Indenture:	The Indenture dated as of June 11, 2003 between the Issuer and US Bank, National Association, as trustee, as the same may be amended, modified or supplemented and in effect from time to time.
Shares:	The shares of common stock of the Issuer, par value $0.01 per Share (Bloomberg ticker CEPH, ISIN US1567081096).
Exchange:	The Nasdaq National Market
Clearance System:	The Depository Trust Company
Convertible Note Hedge Purchase Price:
Payment of Hedge Purchase Price:	On the Hedge Purchase Price Payment Date, Party B shall pay to Party A, through the Agent, the Hedge Purchase Price.
Hedge Purchase Price Payment Date:	June 11, 2003.
Hedge Purchase Price:	$144,207,990
Expiration of Convertible Note Hedge:
Expiration Time:	The close of trading on the Exchange.
Expiration Date:
June 15, 2010. For the avoidance of doubt this Convertible Note Hedge shall expire on the Expiration Date, with no further payments or deliveries required hereunder (other than payments and deliveries owing hereunder with respect to Conversion Events occurring, and as to which Party A has received notice, on or prior to the Expiration Date), as if this Transaction were an Option Transaction for purposes of the Equity Definitions.
Automatic Exercise:	Not Applicable.

Settlement upon a Conversion Event:
Settlement Terms:	Physical Settlement, unless Party B elects Net Cash Settlement or Net Share Settlement (each as defined below).
Physical Settlement:
On each Settlement Date as to which Physical Settlement applies, Party B shall pay to Party A, through the Agent, the related Redemption Equivalent Amount and Party A shall deliver to Party B, through the Agent, the related Share Equivalent Amount. Such payment and delivery shall take place on a delivery-versus-payment basis.
Redemption Equivalent Amount:	With respect to each Conversion Event, an amount in U.S. Dollars equal to the related Conversion Amount.
Share Equivalent Amount:
With respect to each Conversion Event, the aggregate number of Shares Party B is obligated to deliver to the holders of the Reference Notes that are converted into Shares pursuant to such Conversion Event.
Failure to Deliver:
Applicable. For such purposes, Section 6.9 of the Equity Definitions shall apply as if this Transaction were a Physically-settled Transaction, and references in said Section 6.9 to "illiquidity in the market" shall be deemed to include, in addition to "illiquidity in the market", the occurrence of a Disruption Event with respect to the Shares.
Disruption Event:
A Market Disruption Event as specified in Section 4.3(a)(ii) of the Equity Definitions (determined as if this Transaction were a Cash-settled Share Transaction) or a Settlement Disruption Event as specified in Section 6.5 of the Equity Definitions (determined as if this Transaction were a Physically-settled Share Transaction).

Net Settlement:
Net Settlement Election:
For any Conversion Event, Party B may elect, by notice in writing to Party A (given through the Agent) on any Exchange Business Day on or prior to the date that is two (2) Business Days following the related Conversion Event (whether at the scheduled Expiration Date or otherwise), that either Net Cash Settlement or Net Share Settlement applies, in which case the Physical Settlement terms set out above shall not apply. Each such notice shall be given at the same time as the Conversion Notice related to such Conversion Event.
Net Cash Settlement:	If Party B elects Net Cash Settlement with respect to any Conversion Event, then on the related Settlement Date Party A shall pay to Party B, through the Agent, the related Net Settlement Amount.
Net Share Settlement:
If Party B elects Net Share Settlement with respect to any Conversion Event, then on the related Settlement Date Party A shall deliver to Party B, through the Agent, a number of Shares equal to the related Final Settlement Amount.
Reference Price Period:
For each Conversion Event, the period of twenty (20) consecutive Valid Days commencing on the Exchange Business Day following Party A's receipt of the related Conversion Notice, provided that if such Reference Price Period otherwise would exceed twenty-five (25) Exchange Business Days then such Reference Price Period shall end on such twenty-fifth (25th) Exchange Business Day.
Valid Day:	An Exchange Business Day on which there is no Disruption Event with respect to the Shares.
Final Settlement Amount:
For each Conversion Event, the number of Shares, rounded up to the nearest whole Share, determined by the Calculation Agent to be equal to the quotient of (x) the related Net Settlement Amount divided by (y) the related Reference Price.

Net Settlement Amount:
For each Conversion Event, the product of (x) the number of Shares into which the Reference Notes are to be converted in connection with the related Conversion Event multiplied by (y) the Final Price Differential.
Final Price Differential:	For each Conversion Event, an amount equal to the greater of (x) the excess of the related Reference Price over the related Adjusted Conversion Price and (y) zero.
Reference Price:
For each Conversion Event, the average of the Volume Weighted Average Prices of the Shares on the Exchange for each Valid Day falling in the related Reference Price Period, provided that if there are fewer than twenty Valid Days within such Reference Price Period then the related Reference Price shall be the Calculation Agent's reasonable, good faith estimate of the value of one (1) Share on such day as if such day were a Valid Day.
Volume Weighted Average Price:
In respect of any Valid Day, the volume weighted average price per Share as displayed under the heading "Bloomberg VWAP" on Bloomberg Page CEPH <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on each such Valid Day, or if such Volume Weighted Average Price is not available, the Calculation Agent's reasonable, good faith estimate of the volume weighted average price of the Shares on such Valid Day.
Adjusted Conversion Price:
For each Conversion Event, the Conversion Price (as defined in the Note Indenture and as adjusted from time to time pursuant to the terms thereof) as in effect at the time of the related Conversion Event.
Additional Party B Payments:
If a Conversion Event occurs on the Expiration Date, then Party B shall pay to Party A, on the related Settlement Date, an amount (in addition to any related Redemption Equivalent Amount) equal to 0.25% of the related Conversion Amount.
Adjustments:
Method of Adjustment:	Not applicable.

3.     Additional Agreements, Representations and Covenants of Party B, Etc.:

  (a)
  Party B hereby represents and warrants to Party A, on each day from the Trade Date to and including the date that is the earlier of (i) the date by which Party A is able to initially complete a hedge of its position created by this Transaction and (ii) the date that is three (3) Exchange Business Days following the expiration of the period in which the Initial Purchaser is permitted to exercise its right to receive additional Reference Notes pursuant to the Initial Purchaser's option to purchase additional Reference Notes, that:

    (1)
    it will not, and will not permit any person or entity subject to its control to, bid for or purchase Shares during such period; and

    (2)
    Party B has publicly disclosed all material information necessary for Party B to be able to purchase or sell Shares in compliance with applicable federal securities laws and that it has publicly disclosed all material information with respect to its condition (financial or otherwise).

  (b)
  Party B hereby agrees that, during the Term of this Transaction, it will comply in all material respects with all corporate or, if applicable, similar laws affecting its ability to perform its obligations under this Transaction, including any such requirements of the United States Securities and Exchange Commission (the "Commission") or any applicable law.

  (c)
  Party B hereby represents and warrants to Party A that (1) Party B has all necessary corporate power and authority to execute, deliver and perform its obligations in respect of this Transaction; such execution, delivery and performance have been duly authorized by all necessary corporate action on Party B's part; and this Confirmation has been duly and validly executed and delivered by Party B and constitutes its legal, valid and binding obligation, enforceable against Party B in accordance with its terms; and (2) neither the execution and delivery of this Confirmation nor the incurrence or performance of obligations of Party B hereunder will conflict with or result in a breach of, or require any consent under, the certificate of incorporation or by-laws (or any equivalent documents) of Party B, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which Party B or any of its subsidiaries is a party or by which Party B or any of its subsidiaries is bound or to which Party B or any of its subsidiaries is subject, or constitute a default under, or result in the creation of any lien under, any such agreement or instrument.

  (d)
  The Issuer hereby agrees to promptly deliver to Party A a copy of all notices and other communications required or permitted to be given to the holders of any Reference Notes pursuant to the terms of the Note Indenture on the dates so required or permitted in the Note Indenture. The Issuer further covenants to Party A that it shall promptly notify Party A of each Conversion Event (identifying in such notice (a "Conversion Notice") the principal amount of Reference Notes being converted and the related Conversion Date), Put Event (including in such notice the principal amount of Reference Notes put in connection therewith), Amendment Event (including in such notice a detailed description of any such amendment) and Repayment Event (identifying in such notice the nature of such Repayment Event and the principal amount of Reference Notes being paid). The Issuer shall deliver each Conversion Notice to Party A within two Business Days following the occurrence of the related Conversion Event and in any event prior to the date on which the Issuer delivers Shares to the converting Holder in connection therewith. The Issuer hereby acknowledges and agrees that its obligations under this Section 3(d) shall continue as obligations of the Issuer notwithstanding any transfer by it of any of its rights or obligations to any other person or entity in accordance with Section 5 below.

  (e)
  If the Initial Purchaser party to the Purchase Agreement (as defined below) exercises its right to receive additional Reference Notes pursuant to the Initial Purchaser's option to purchase additional Reference Notes, then Party A and Party B will (i) enter into a confirmation for a Convertible Note Hedge on substantially identical terms, including pricing, to this

    Confirmation with respect to such additional Reference Notes or (ii) amend this Confirmation to provide for such increase in Reference Notes (such additional confirmation or amendment to this Confirmation to provide for the payment by Party B to Party A of the additional hedge purchase price related thereto).

  (f)
  Notwithstanding anything to the contrary herein, if any event occurs that, pursuant to the terms of the Note Indenture, alters the nature of property that the holders of the Reference Notes will be entitled to receive upon conversion, then the Calculation Agent shall make such adjustments to the terms of this Transaction as it deems necessary to preserve the hedge provided by this Transaction and, in such connection, the Calculation Agent may adjust (1) the definition of "Shares" herein to reflect the property into which the Reference Notes are convertible after giving effect to such event, and (2) Party A's obligations to deliver Shares (or to pay amounts determined by reference to the value of Shares) hereunder so that Party A will instead be obligated to deliver such property (or to pay the equivalent value thereof as reasonably determined by the Calculation Agent) against (in the case of Physical Settlement) payment by Party B of the related Redemption Equivalent Amount.

  (g)
  Party B shall deliver an opinion of counsel, dated as of or prior to the Hedge Purchase Price Payment Date, to Party A with respect to the matters set forth on Annex 1 hereto.

4.     Additional Termination Events:

The occurrence of any the following shall be an Additional Termination Event with respect to Party B (which shall be the sole Affected Party and this Transaction shall be the sole Affected Transaction):

(a)
an Amendment Event occurs, in which case the entirety of this Transaction shall be subject to termination;

(b)
a Repayment Event occurs, in which case this Transaction shall be subject to termination only in respect of the principal amount of Reference Notes that cease to be outstanding in connection with or as a result of such Repayment Event (and, for the avoidance of doubt, if the principal amount of Reference Notes that cease to be outstanding is less than the total principal amount outstanding of Reference Notes, then the terms of this Transaction shall continue to apply, subject to the terms and conditions set forth herein); or

(c)
the transactions contemplated by the Purchase Agreement among Party B and Credit Suisse First Boston LLC, as Initial Purchaser, dated as of June 6, 2003 (the "Purchase Agreement") relating to the purchase of the Reference Notes shall fail to close as a result of any breach by Party B of its obligations thereunder or as a result of any action, or failure to act, by Party B thereunder, in which case the entirety of this Transaction shall terminate automatically.

In addition:

(x)
if the transactions contemplated by the Purchase Agreement shall fail to close for any reason other than those set forth in clause (c) above, then the entirety of this Transaction shall terminate automatically and no payments or deliveries shall be required hereunder; and

(y)
if a Put Event occurs, then this Transaction shall terminate automatically in respect of the principal amount of Reference Notes that cease to be outstanding in connection with or as a result of such Put Event and no payments or deliveries shall be required hereunder in respect of such Put Event (and, for the avoidance of doubt, if the principal amount of Reference Notes that cease to be outstanding is less than the total principal amount outstanding of Reference Notes, then the terms of this Transaction shall continue to apply, subject to the terms and conditions set forth herein).

As used in this Section 4:

          "Amendment Event" means that the Issuer amends, modifies, supplements or waives any term of the Note Indenture or the Reference Notes if such amendment, modification, supplement or waiver has a material effect on this Transaction or Party A's ability to hedge all or a portion of this Transaction, with such materiality determination to be made in the sole discretion of the Calculation Agent.

          "Put Event" means the put of any Reference Notes to the Issuer by the holder thereof pursuant to the terms of the Note Indenture (other than any put in connection with a change of control or other similar corporate transacdtion).

          "Repayment Event" means that (a) any Reference Notes are repurchased or redeemed (in each case whether in connection with or as a result of a change of control, howsoever defined, or for any other reason) by the Issuer, (b) any Reference Notes are delivered to the Issuer in exchange for delivery of any property or assets of the Issuer or any of its affiliates (howsoever described), (c) any principal of any of the Reference Notes is repaid prior to the Maturity Date (whether following acceleration of the Reference Notes or otherwise), or (d) any Reference Notes are exchanged by or for the benefit of the holders thereof for any other securities of the Issuer or any of its affiliates (or any other property, or any combination thereof) pursuant to any exchange offer or similar transaction, provided that Put Events shall not constitute Repayment Events.

5.     Transfer:

  (a)
  Notwithstanding Section 7 of the Agreement, Party A may transfer its rights and obligations under this Transaction:

  (1)
  without the consent of Party B to any person or entity, provided (x) that the rating by Moody's Investors Service Inc. or Standard and Poor's Ratings Services of the long-term, senior unsecured indebtedness of the transferee (or any Credit Support Provider for such transferee) shall be at least equal to the rating by such rating agency of the long-term, senior unsecured indebtedness of Party A as at the date of such transfer and (y) in Party B's reasonable judgment, such transfer will not have a material adverse tax consequence on Party B; or

  (2)
  to any other person or entity with Party B's consent (such consent not to be unreasonably withheld),

  in each case subject to any applicable federal or state laws, regulations or other requirements.

  (b)
  Notwithstanding Section 7 of the Agreement, Party B may transfer its rights and obligations (other than, if Party B is the Issuer, those under Section 3(d) above) under this Transaction with the consent of Party A (such consent not to be unreasonably withheld), subject to any applicable federal or state laws, regulations or other requirements, and subject in all cases to Party A's standard compliance processes.

6.     Staggered Settlement:

If Party A determines reasonably and in good faith that the number of Shares required to be delivered to Party B hereunder on any Settlement Date would exceed 9.9% of all outstanding Shares, then Party A may, by notice to Party B on or prior to such Settlement Date (a "Nominal Settlement Date"), elect to deliver the Shares comprising the related Share Equivalent Amount (in the case of Physical Settlement) or the Final Settlement Amount (in the case of Net Share Settlement) on two or more dates (each, a "Staggered Settlement Date") as follows:

  (a)
  in such notice, Party A will specify to Party B the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date; provided that Party A shall use its commercially reasonable efforts to deliver all of such Shares as soon as possible following such Nominal Settlement Date) and the number of Shares that it will deliver on each Staggered Settlement Date;

  (b)
  the aggregate number of Shares that Party A will deliver to Party B hereunder on all such Staggered Settlement Dates will equal the number of Shares that Party A would otherwise be required to deliver on such Nominal Settlement Date;

  (c)
  if the Physical Settlement terms set forth above were to apply on such Nominal Settlement Date, then the Physical Settlement terms will apply on each Staggered Settlement Date, except that the related Share Equivalent Amount will be allocated among such Staggered Settlement Dates as specified by Party A in the notice referred to in clause (a) above and the Redemption Equivalent Amount will be payable on the Nominal Settlement Date; and

  (d)
  if the Net Share Settlement terms set forth above were to apply on the Nominal Settlement Date, then the Net Share Settlement terms will apply on each Staggered Settlement Date, except that the Shares comprising the Final Settlement Amount will be allocated among such Staggered Settlement Dates as specified by Party A in the notice referred to in clause (a) above.

Notwithstanding anything herein to the contrary, Party A shall be entitled to deliver Shares to Party B from time to time prior to the date on which Party A would be obligated to deliver them to Party B pursuant to the Physical Settlement and Net Share Settlement terms set forth above, and Party B agrees to credit all such early deliveries against Party A's obligations hereunder in the direct order in which such obligations arise. No such early delivery of Shares will accelerate or otherwise affect any of Party B's obligations to Party A hereunder. To the extent Party A receives or is entitled to receive any distribution or payment in respect of Shares by reason of Party A's being a holder of record of such Shares on any date after the Nominal Settlement Date which Party A would have delivered to Party B on such Nominal Settlement Date but for the provisions of this Section 6, Party A shall deliver such distribution or payment to Party B at the time Party A delivers the related Shares to Party B in accordance with this Section 6, if such distribution or payment has already been received by Party A at such time, or within a reasonable period of time following Party A's receipt of the distribution or payment, if such distribution or payment has not already been received by Party A at the time Party A delivers the related Shares to Party B in accordance with this Section 6.

7.     Matters relating to the Agent:

  (a)
  Credit Suisse First Boston, New York branch, in its capacity as Agent will be responsible for (i) effecting this Transaction, (ii) issuing all required confirmations and statements to Party A and Party B, (iii) maintaining books and records relating to this Transaction in accordance with its standard practices and procedures and in accordance with applicable law and (iv) unless otherwise requested by Party B, receiving, delivering, and safeguarding Party B's funds and any securities in connection with this Transaction, in accordance with its standard practices and procedures and in accordance with applicable law.

  (b)
  Agent is acting in connection with this Transaction solely in its capacity as Agent for Party A and Party B pursuant to instructions from Party A and Party B. Agent shall have no responsibility or personal liability to Party A or Party B arising from any failure by Party A or Party B to pay or perform any obligations hereunder, or to monitor or enforce compliance by Party A or Party B with any obligation hereunder, including, without limitation, any obligations to maintain collateral. Each of Party A and Party B agrees to proceed solely against the other to collect or recover any securities or monies owing to it in connection with or as a result of this Transaction. Agent shall otherwise have no liability in respect of this Transaction, except for its gross negligence or willful misconduct in performing its duties as Agent.

  (c)
  Any and all notices, demands, or communications of any kind relating to this Transaction between Party A and Party B shall be transmitted exclusively through Agent at the following address:

Credit Suisse First Boston, New York branch
Eleven Madison Avenue
New York, NY 10010-3629

For payments and deliveries:
Facsimile No.: (212) 325 8175
Telephone No.: (212) 325 8678 / (212) 325 3213

For all other communications:
Facsimile No.: (212) 325 8173
Telephone No.: (212) 325 8676 / (212) 538 5306 /
(212) 538 1193 / (212) 538 6886

  (d)
  The date and time of the Transaction evidenced hereby will be furnished by the Agent to Party A and Party B.

  (e)
  The Agent will furnish to Party B upon written request a statement as to the source and amount of any remuneration received or to be received by the Agent in connection with the Transaction evidenced hereby.

  (f)
  Party A and Party B each represents and agrees (i) that this Transaction is not unsuitable for it in the light of such party's financial situation, investment objectives and needs and (ii) that it is entering into this Transaction in reliance upon such tax, accounting, regulatory, legal and financial advice as it deems necessary and not upon any view expressed by the other or the Agent.

8.     Account Details:

Payments to Agent:	The Bank of New York Swift: IRVTUS3N A/C: Credit Suisse First Boston A/C#: 8900374179
Payments to Party A:	To be advised
Payments to Party B:	To be advised
Deliveries to Party B:	To be advised

Credit Suisse First Boston International is regulated by The Financial Services Authority and has entered into this Transaction as principal. The time at which this Transaction was executed will be notified to Party B (through the Agent) on request.

Please confirm that the foregoing correctly sets forth the terms of your agreement by signing and returning this Confirmation.

Yours faithfully,
CREDIT SUISSE FIRST BOSTON, acting through its New York branch and solely in its capacity as Agent
		By:	/s/ THOMAS DECKER
		Name:	Thomas Decker
		Title:	Vice President
		By:	/s/ AUGUSTINE VARGETTO
		Name:	Augustine Vargetto
		Title:	Director, Operations
Confirmed as of the date first written above: CEPHALON, INC. (Party B)
By:	/s/ J. KEVIN BUCHI
Name:	J. Kevin Buchi
Title:	Senior Vice President
CREDIT SUISSE FIRST BOSTON INTERNATIONAL (Party A)
By:	/s/ RICHARD MCLOUGHLIN
Name:	Richard McLoughlin
Title:	Attorney-in-Fact
By:	/s/ RICK HORNSEY
Name:	Rick Hornsey
Title:	Attorney-in-Fact